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UNITED STATES	Estimated average burden hours per response	30.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-29578

GETTY COPPER INC.
(Exact name of registrant as specified in its charter)

1000, Austin Avenue, Coquitlam, BC, V3K 3P1
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares without par value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) [ X ]	Rule 12h-6(d) [ ]
(for equity securities)	(for successor registrants)

Rule 12h-6(c) [ ]	Rule 12h-6(i) [ ]
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A. Getty Copper Inc. (“Getty Copper” or the “Company”) is a company incorporated under the laws of the Province of British Columbia on September 23, 1985. Getty Copper first became subject to a duty to file reports under Sections 13(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or about March 1, 1998, being 60 days after the filing with the Securities and Exchange Commission (the “Commission”) of its registration statement on Form 20-F in respect of Getty Copper’s class of common shares.

B. For the 12 months preceding the filing of this Form 15F, Getty Copper has filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and the corresponding rules and regulations promulgated by the Commission, including its annual report on Form 20-F for the fiscal year ending December 31, 2011, which was filed on April 30, 2012.

Item 2.	Recent United States Market Activity

Getty Copper’s common shares have never been sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”).

Item 3.	Foreign Listing and Primary Trading Market

A. Getty Copper maintains a listing of its commons shares on the TSX Venture Exchange (the “TSX-V”) under the symbol “GTC”, which constitutes the primary trading market for those securities.

B. The common shares were initially listed on the TSX-V on May 31, 1993. Getty Copper has maintained this listing for at least 12 months preceding the filing of this Form 15F.

C. During the recent 12-month period beginning November 1, 2011 and including November 30, 2012, trading on the TSX-V constituted 100% of the trading of the Company’s common shares in on-exchange transactions.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

To the Company’s knowledge, based on the reports of Computershare Investor Services Inc. and Broadridge, as at the close of business on November 21, 2012, the Company’s common shares were held of record by less than 300 persons resident in the United States.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A. On December 10, 2012, Getty Copper published a news release disclosing its intent to de-register and terminate its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

B. This news release was circulated by Marketwire, a major financial news wire service in the United States, on December 10, 2012. A copy of the new release is attached as an exhibit to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required to maintain the exemption under Rule 12g3-2(b) on the System for Electronic Document Analysis and Retrieval (SEDAR) at the following website: http://www.sedar.com.

PART III

Item 10.	Exhibits

Item

1.	News Release dated December 10, 2012.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

A.The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

B. Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

C. It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Getty Copper Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Getty Copper Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

DATED:	December 10, 2012

GETTY COPPER INC.

By:	“Corby Anderson”
Name: Corby Anderson
Title: President and CEO